MINEBEA CO.,LTD.
1-8-1 SHIMO-MEGURO
MEGURO-KU. TOKYO 153-8662 JAPAN
TELEPHONE: (81-3)5434-8611
FACSIMILE: (81-3)5434-8601

August 19, 2003

THE U.S. SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549


03029484

RE; Minebea Co., Ltd. – File No. 82-4551

To whom it may concern:

Minebea Co., Ltd. is pleased to enclose for filing the following documents:

a) OUTLINE OF FINANCIAL RESULTS FOR THE FIRST QUARTER OF FY2004, ENDED JUNE 30, 2003

These releases are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Akane Unno
Investor Relations

03 AUG 25 AM 7:21

OUTLINE OF FINANCIAL RESULTS
FOR THE FIRST QUARTER OF FY2004, ENDED JUNE 30,2003

6 August, 2003

Registered Company Name: MINEBEA CO., LTD.
Code No: 6479
(URL http://www.minebea.co.jp)
Common Stock Listings: Tokyo, Osaka, and Nagoya
Headquarters: Nagano-ken
Representative : Tsugio Yamamoto Representative Member of the Board , President and Chief Executive Officer
Contact: Takashi Yamaguchi Managing Executive Officer in charge of Finance and Accounting
Tel. (03) 5434-8611

1. Matters concerning preparation of quarterly performance summary
   (1) Changes in accounting method: None
   (2) Accounting changes of scope of consolidation and application of equity method
      (a) Changes in consolidated subsidiaries
         Anew: None Exclusion: 2 companies
      (b) Changes of the companies subject to equity method
         Anew: None Exclusion: None

2. Business performance (April 1,2003 through June 30,2003)
(1) Consolidated Results of Operations (Amounts less than one million yen have been omitted.)

	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
FY2004 1st Quarter	66,489	(8.1)	4,259	(29.4)	3,285	(27.4)
FY2003 1st Quarter	72,367	—	6,031	—	4,524	—
FY2003 Annual	272,202	(2.6)	19,352	(11.9)	13,420	(16.1)

	Net income (millions of yen)	% Change	Net income per share (yen)	Fully diluted net income per share(yen)
FY2004 1st Quarter	421	(77.9)	1.06	—
FY2003 1st Quarter	1,903	—	4.77	4.46
FY2003 Annual	(2,434)	—	(6.10)	—

(Notes) 1. Income or loss on investments for the first quarter in FY2004 on the equity method totaled 6 million yen and 3 million yen in the first quarter FY2003 and 10 million yen in FY2003.
2. Weighted average number of shares outstanding during the respective years (consolidation):
399,098,180 shares at June 30,2003
399,154,295 shares at June 30,2002
399,131,972 shares at March 31,2003
3. The percentages of net sales, operating income, ordinary income and net income show changes from the same quarter of the previous fiscal year.

(2) Consolidated Financial Position

	Total assets (millions of yen)	Shareholders' equity (millions of yen)	Shareholders' equity ratio (%)	Shareholder's equity per share (yen)
FY2004 1st Quarter	330,448	101,099	30.6	253.32
FY2003 1st Quarter	333,569	101,090	30.3	253.26
FY2003 Annual	320,069	98,212	30.7	246.08

(Notes) Number of shares outstanding at end of term (consolidation) :
399,096,667 shares at June 30,2003
399,152,930 shares at June 30,2002
399,100,842 shares at March 31,2003

(3) Consolidated Cash Flows

	Cash flows from operating activities (millions of yen)	Cash flows from investing activities (millions of yen)	Cash flows from financial activities (millions of yen)	Year end balance of cash and cash equivalents (Millions of yen)
FY2004 1st Quarter	6,326	(4,082)	(1,826)	14,723
FY2003 1st Quarter	7,812	(3,934)	(6,165)	11,241
FY2003 Annual	32,279	(16,233)	(15,471)	14,177

3. Prospect for this fiscal year (April 1,2003 through March 31, 2004)

	Net sales (millions of yen)	Ordinary income (millions of yen)	Net income (millions of yen)	Net income per share (yen)
Interim	136,000	6,300	2,500	6.26
Annual	280,000	17,000	8,500	21.30

(Note) The above-mentioned forecasts are based on the information available as of the date when this information is disclosed, as well as on the assumptions as of the disclosing date of this information related with unpredictable parameters that are probable to affect our future business performances in the end.

In other words, our actual performances are likely to differ greatly from these estimates depending on various factors that will take shape from now on.

(Reference)

1. Operating Performance and Financial Position
(1) Operating Performance

1. Overview of the first quarter

During the first quarter, adversely affected by the Iraq war and the SARS epidemic, demand became more unstable overseas and the Japanese economy remained still more sluggish with capital investment and consumer spending remaining low. The U.S. economy, though adversely affected by the Iraq war for a while, showed sings of recovery such as a pickup in stock prices in anticipation of improved corporate performance prompted by the earlier-than-expected end of the Iraq war. With exports and production slowed down owing to the strong Euro, the European economy grew more stagnant. The Asian economies in general remained sluggish largely because of the SARS epidemic, while in some countries exports to the U.S. showed signs of recovery.

Unlike the first quarter of the previous fiscal year, when demand from the information & telecommunications equipment industry – the major customer base of our mainstay products – showed a remarkable recovery as inventory adjustments finished throughout the industry, competition grew more and more intense in the first quarter of the current fiscal year amid the weakening world economy, and this kept us in a difficult situation.

In this business climate, we redoubled our efforts not only to expand sales, but also to reduce costs by further improving efficiency of our sales and manufacturing activities, to improve product quality, and to develop high value-added products. However, increasingly intense competition and the declining value of the U.S. dollar, which is one of our transaction currencies, hampered our efforts and sales remained low. As a result, net sales were 66,489 million yen, operating income 4,259 million yen, and ordinary income 3,285 million yen, down 5,877 million yen (-8.1%), 1,771 million yen (-29.4%), and 1,239 million yen (-27.4%), respectively, compared with the same period last year. Net income amounted to 421 million yen, down 1,482 million yen (-77.9%) compared with the same period last year, owing primarily to posting, as extraordinary loss, retirement benefits to directors and corporate auditors in the amount of 424 million yen as a result of changes to the structure of the Board of Directors (reduction in the number of directors) and special severance payment for early retiring employees amounting to 400 million yen and to posting the income tax adjustment of 493 million yen in accordance with tax effect accounting.

(a) Performance by business segment is as follows:

Machined components business

Our products in this business segment include ball bearings, which are our mainstay product; mechanical components such as rod-end bearings primarily for use in aircraft and pivot assemblies for use in hard disk drives (HDDs); screws for automobiles and aircraft; and defense-related devices and equipments. Ball bearing sales to the information & telecommunications equipment industry and the automobile industry decreased compared with the same period of the previous fiscal year, while those to the household electrical appliance makers were firm.

Demand for rod-end bearings continued to decline from the aerospace industry – our major market segment – ever since the 9-11 terrorist attacks in the U.S. With sluggish demand from the PC-related industry, sales of pivot assemblies decreased. However, our sales expansion efforts helped minimize the decrease. As a result, net sales were 28,606 million yen and operating income 4,908 million yen, down 3,062 million yen (-9.7%) and 190 million yen (-3.7%), respectively, compared with the same period of the previous fiscal year.

Electronic devices and components business

Our core products in this business segment include precision small motors such as HDD spindle motors, fan motors, and stepping motors; PC keyboards; speakers; switching power supplies; lighting devices; and measuring instruments.

Demand from the information & telecommunications equipment industry – the primary customer base – recovered, while competition for securing orders grew even more intense. In this business climate, sales of HDD spindle motors and lighting devices steadily increased and those of fan motors remained strong. However, termination of floppy disk drive (FDD) business in the third quarter of the previous fiscal year and weak sales of stepping motors and PC keyboards offset these positive factors. As a result, net sales stood at 37,883 million yen and operating loss at 648 million yen, down 2,816 million yen (-6.9%) and 1,581 million yen (−%), respectively, compared with the same period of the previous fiscal year.

(b) Performance by geographical segment is as follows:

Japan

Owing to stagnant economy, coupled with the effect of the termination of our FDD business and the production shift by many of our customers to their overseas subsidiaries to cope with growing deflationary pressure, net sales and operating income decreased 3,001 million yen (-15.4%) and 232 million yen (-35.4%) from the same period last year to 16,430 million yen and 424 million yen, respectively.

Asia excluding Japan

This region offers important manufacturing bases for Japanese, European, and American manufacturers of personal computers and household electrical appliances. Sales were firm owing mainly to recovery of demand from the information & telecommunications equipment industry in Japan, Europe, and the U.S. and to production shift to this region by Japanese, American and European customers. At the same time, price competition is getting more intense as production expands in this part of the world. As a consequence, net sales increased 2,495 million yen (9.0%) over the same period last year to 30,356 million yen, whereas operating income declined 1,473 million yen (-30.8%) from the same period last year to 3,316 million yen.

North and South America

Sales of electronic devices and components such as PC keyboards, speakers, and fan motors were weak in this region. In addition, demand from the aerospace industry for aircraft bearings such as rod-end bearings continued to decline since the 9-11 terrorist attacks in the U.S. This held business in this region in a difficult situation. As a result, net sales and operating income declined 3,959 million yen (-25.0%) and 15 million yen (-6.4%) from the same period last year to 11,847 million yen and 218 million yen, respectively.

Europe

Despite an increasingly decelerating trend in the European economy, sales of ball bearings, rod-end bearings and other products were firm. On the other hand, sales of electronic devices and components were slow. As a result, net sales were 7,854 million yen and operating income 299 million yen, down 1,412 million yen (-15.2%) and 53 million yen (-15.1%), respectively, compared with the same period last year.

2. Outlook for the full year

For the full consolidated fiscal year, we expect the Japanese economy will remain stagnant for some more time, owing to continuation of increasingly severe employment and income situations and low consumer spending, although the containment of the SARS epidemic and upturn in the stock market will contribute to a temporary recovery of the Japanese economy.

Likewise, overseas economy will show a temporary recovery trend owing to the completion of inventory adjustment in the IT-related industry; however, business outlook will grow uncertain because of negative factors such as the concern about possible decline in stock prices that rose after the end of the Iraq war, the concern about recurrence of terrorism, the troubled Middle East situation, and unstable oil prices.

(a) The outlook by business segment for the full year is as follows:

Machined components business

Ever since the 9-11 terrorist attacks in the U.S., demand from the aerospace industry – one of our major customer bases for rod-end bearings – continues to be weak and is expected to remain so for some more time. As for ball bearings and pivot assemblies, we will continue sales expansion efforts. Demand from the information & telecommunications equipment industry – the major customer for these products – is on a recovery trend. We expect demand from the household electrical appliance and automobile manufacturers will remain brisk. Competition for securing orders is expected to continue. We will continue our effort to further reduce manufacturing costs, to enhance product quality, and to expand sales of ball bearings and the related mainstay products, so that we will be able to improve our business performance.

Electronic devices and components business

With the completion of inventory adjustments by the information & telecommunications equipment industry, which is the core market for this business segment, demand is on a recovery trend. Amid the increasingly intense price competition, we will strive to further expand sales of fan motors, lighting devices, and HDD spindle motors, all of which enjoyed strong business; and to take cost-reduction measures for other core products. We will also direct our effort toward developing high value-added products and low-end products and placing them on the market, thereby contributing to enhance our business performance.

(b) The outlook by geographical segment for the full year is as follows:

Japan

We expect that, against the backdrop of sluggish demand and increasingly fierce price competition, many of our customers will promote production shift from their plants in Japan to those in other Asian countries. This will put us in a tougher sales situation. To cope with this, we will promote the efficiency of management from manufacturing to sales and, at the same time, will intensify the links between sales, manufacturing, and engineering groups in various parts of Japan. By so doing, we will focus our effort on enhancing business performance.

Asia excluding Japan

This region offers the largest market for our products. Taking full advantage of having our key manufacturing bases right in this largest market area, we aim to respond speedily to the production shift by our key customers to this region from Europe, the U.S. and Japan.

North and South America

We expect demand from the aerospace industry – one of our main customer bases - will continue to dwindle further for some more time, owing primarily to continued declines in the number of air travelers ever since the 9-11 terrorist attacks in the U.S. Business in this region, on the whole, is expected to remain stagnant.

Europe

We will streamline operations through integration of our R&D centers scattered around Europe and respond quickly to market needs, and at the same time, will continue our effort toward expanding sales of bearings and other core products.

(2) Financial Position in the First Quarter of the Current Fiscal Year

The Minebea Group has pursued its principal management policy of enhancing its financial soundness and continued to take decisive steps to squeeze total assets, restrain capital investment, and reduce interest-bearing debt. The balance of cash and cash equivalents in the first quarter totaled 14,723 million yen, up 546 million yen (3.9%) compared with the end of the previous fiscal year.

Cash flows from various activities during the first quarter and relevant factors are as follows:

Our all-out effort to improve business performance brought net cash inflow of 6,326 million yen from operating activities. Expenditure for purchase of property, plant and equipment amounted to 5,074 million yen, resulting in net cash outflow of 4,082 million yen from investing activities.

Increase in short-term and long-term loans payable amounting to 96 million yen, payment of cash dividends totaling 2,793 million yen, payments by minority shareholders amounting to 901 million yen, and other factors resulted in net cash outflow of 1,826 million yen from financing activities.

2. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

	As of June 30,2003		As of June 30,2002		Increase or (decrease) (2003– 2002)		As of March 31,2003	
	Millions of Yen	% Comp.	Millions of Yen	% Comp.	Millions of Yen	%	Millions of Yen	% Comp.
ASSETS								
Current assets	137,822	41.7	130,913	39.3	6,908	5.3	127,447	39.8
Cash and cash equivalents	14,723		11,241		3,481		14,177	
Notes and accounts receivable	58,071		53,954		4,116		54,085	
Inventories	45,503		46,256		(752)		43,204	
Deferred tax assets	8,612		6,699		1,913		8,593	
Others	11,355		13,270		(1,914)		7,856	
Allowance for doubtful receivables	(444)		(509)		65		(469)	
Fixed assets	192,614	58.3	202,641	60.7	(10,026)	(4.9)	192,608	60.2
Tangible fixed assets	163,043		169,842		(6,799)		162,960	
Building and structure	97,523		97,616		(92)		97,395	
Machinery and transportation equipment	194,902		189,193		5,709		191,394	
Tools, furniture and fixtures	47,357		47,414		(56)		47,497	
Land	16,756		16,852		(95)		16,710	
Construction in progress	1,717		1,367		349		438	
Accumulated depreciation	(195,214)		(182,602)		(12,612)		(190,476)	
Intangible fixed assets	13,526		14,620		(1,094)		13,749	
Consolidation adjustments	12,584		13,676		(1,091)		12,837	
Others	941		943		(2)		912	
Investment and other assets	16,045		18,178		(2,133)		15,898	
Investment in securities	4,585		5,949		(1,363)		3,982	
Long-term loans receivable	169		221		(52)		188	
Deferred tax assets	8,799		9,579		(780)		9,494	
Others	2,599		2,642		(43)		2,715	
Allowance for doubtful receivables	(108)		(214)		106		(483)	
Deferred assets	11	0.0	14	0.0	(2)	(19.8)	13	0.0
Total assets	330,448	100.0	333,569	100.0	(3,120)	(0.9)	320,069	100.0

	June 2003	June 2002	March 2003
(Note) Treasury stock	71,028 shares	14,765 shares	66,853 shares

	As of June 30,2003		As of June 30,2002		Increase or (decrease) (2003– 2002)		As of March 31,2003	
	Millions of Yen	% Comp.	Millions of Yen	% Comp.	Millions of Yen	%	Millions of Yen	% Comp.
LIABILITIES								
Current liabilities.............................	140,029	42.4	153,431	46.0	(13,401)	(8.7)	134,459	42.0
Notes and accounts payable..........	25,028		24,446		581		24,025	
Short-term loans payable..............	67,306		56,323		10,983		67,475	
Commercial paper.........................	3,000		–		3,000		3,000	
Current portion of long-term loans payable	787		27,986		(27,199)		787	
Current portion of bonds...............	10,000		–		10,000		10,000	
Current portion of convertible bond......................................	–		13,823		(13,823)		–	
Accrued income taxes...................	2,875		4,227		(1,352)		2,662	
Accrued bonuses............................	5,011		5,210		(198)		3,358	
Reserve for loss on liquidation of the business of switching power supplies, inductors and transformers, etc.	3,092		–		3,092		3,144	
Reserve for environmental preservation expense	1,215		–		1,215		1,206	
Others...	21,712		21,413		298		18,799	
Long-term liabilities........................	88,184	26.7	78,947	23.7	9,236	11.7	87,128	27.2
Bonds..	28,000		35,000		(7,000)		28,000	
Convertible bonds........................	27,080		27,080		–		27,080	
Bond with warrant.....................	4,000		4,000		–		4,000	
Long-term loans payable.............	27,168		12,341		14,827		26,782	
Allowance for retirement benefit...	843		216		626		229	
Others...	1,092		309		782		1,036	
Total liabilities.......................	228,214	69.1	232,378	69.7	(4,164)	(1.8)	221,587	69.2
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	1,135	0.3	100	0.0	1,034	–	269	0.1
SHAREHOLDERS' EQUITY								
Common stock..............................	68,258	20.7	68,258	20.5	–	–	68,258	21.3
Additional paid-in capital............	94,756	28.7	94,756	28.4	–	–	94,756	29.6
Retainded earnings......................	(48)	(0.0)	6,677	2.0	(6,726)	(100.7)	(454)	(0.1)
Difference on revaluation of other marketable securities	325	0.1	(1,607)	(0.5)	1,933	(120.3)	(37)	(0.0)
Foreign currency translation adjustments..................................	(62,153)	(18.9)	(66,983)	(20.1)	4,830	(7.2)	(64,274)	(20.1)
Treasury stock...............................	(39)	(0.0)	(11)	(0.0)	(27)	248.8	(37)	(0.0)
Total shareholders' equity.........	101,099	30.6	101,090	30.3	9	0.0	98,212	30.7
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY............	330,448	100.0	333,569	100.0	(3,120)	(0.9)	320,069	100.0

(2) Consolidated Statements of Income

	1st Quarter ended June 30,2003		1st Quarter ended June 30,2002		Increase or (decrease) (2003– 2002)		Year ended March 31,2003	
	Millions of Yen	% Comp.	Millions of Yen	% Comp.	Millions of Yen	%	Millions of Yen	% Comp.
Net sales	66,489	100.0	72,367	100.0	(5,877)	(8.1)	272,202	100.0
Cost of sales	49,627	74.6	53,982	74.6	(4,355)	(8.1)	203,500	74.8
Gross profit	16,862	25.4	18,384	25.4	(1,521)	(8.3)	68,702	25.2
Selling, general and administrative expenses	12,602	19.0	12,353	17.1	249	2.0	49,350	18.1
Operating income	4,259	6.4	6,031	8.3	(1,771)	(29.4)	19,352	7.1
Other income	333	0.5	395	0.5	(61)	(15.5)	1,226	0.4
Interest income	33		12		21		243	
Dividends income	23		47		(23)		48	
Equity income of affiliates	6		3		2		10	
Others	269		331		(62)		923	
Other Expenses	1,308	2.0	1,902	2.6	(593)	(31.2)	7,158	2.6
Interest expenses	872		1,265		(393)		4,765	
Foreign currency exchange loss	91		230		(139)		506	
Others	344		405		(61)		1,886	
Ordinary income	3,285	4.9	4,524	6.2	(1,239)	(27.4)	13,420	4.9
Extraordinary income	23	0.0	28	0.0	(5)	(18.4)	37	0.0
Gain on sales of fixed assets	23		13		10		34	
Gain on sales of investments securities in affiliates	–		–		–		3	
Reversal of allowance for doubtful receivables	–		15		(15)		–	
Extraordinary loss	1,131	1.6	350	0.4	781	223.1	12,961	4.7
Loss on sales of fixed assets	12		6		6		110	
Loss on disposal of fixed assets	142		185		(43)		602	
Loss on revaluation of investments securities	–		1		(1)		4,945	
Loss on liquidation of affiliates	–		–		–		1,843	
Loss on liquidation of the business of switching power supplies, inductors and transformers,etc.	–		–		–		3,144	
Loss for after-care of products	–		–		–		482	
Environmental preservation expense	–		–		–		1,206	
Retirement benefit expense	152		156		(4)		626	
Special severance payment	400		–		400		–	
Retirement benefits to directors and corporate auditors	424		–		424		–	
Income before income taxes	2,177	3.3	4,203	5.8	(2,025)	(48.2)	495	0.2
Income taxes								
Current (including enterprise tax)	1,272		1,192		80		4,276	
Adjustment of income taxes	493		1,096		(603)		(1,369)	
Total income taxes	1,765	2.7	2,288	3.2	(523)	(22.9)	2,906	1.0
Minority interest in earnings of consolidated subsidiaries	(9)	(0.0)	11	0.0	(20)	–	23	0.0
Net income	421	0.6	1,903	2.6	(1,482)	(77.9)	(2,434)	(0.8)

(3) Consolidated Statements of Retained Surplus

	1st Quarter ended June 30,2003	1st Quarter ended June 30,2002	Increase or (decrease) (2003– 2002)	Year ended March 31,2003
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
CAPITAL RETAINED EARNINGS				
Additional paid-in capital at beginning of year	94,756	94,756	–	94,756
Additional paid-in capital at end of year	94,756	94,756	–	94,756
RETAINED EARNINGS				
Retained earnings at beginning of year.	(454)	4,774	(5,228)	4,774
Retained earnings at beginning of year..	(454)	4,774	(5,228)	4,774
Increase of retained earnings	421	1,903	(1,482)	(2,434)
Net income	421	1,903	(1,482)	(2,434)
Decrease of retained earnings	16	–	16	2,793
Decrease of retained earnings for decrease of consolidated subsidiaries	16	–	16	–
Cash dividends	–	–	–	2,793
Retained earnings at end of year	(48)	6,677	(6,726)	(454)

(4) Consolidated Statements of Cash Flows

(Amount: millions of yen)

	1st Quarter ended June 30,2003	1st Quarter ended June 30,2002	Increase or (decrease) 2003-2002	Year ended March 31,2003
1.Cash Flows from Operating Activities:				
Income before income taxes	2,177	4,203	(2,025)	495
Depreciation	5,476	5,823	(346)	22,826
Amortization of consolidation adjustments	258	300	(41)	1,189
Equity income of affiliates	(6)	(3)	(3)	(10)
Interest income and dividends received	(57)	(59)	1	(292)
Interest expenses	872	1,265	(393)	4,765
(Income) loss on sales of fixed assets	(11)	(6)	(4)	76
Loss on disposal of fixed assets	142	185	(43)	602
Loss on liquidation of affiliates	–	–	–	1,843
Increase (decrease) in reserve for losses on after-care of products	(176)	–	(176)	482
Gain on sales of investments securities	–	–	–	(3)
Loss on revaluation of investments securities	–	1	(1)	4,945
Increase in notes and accounts receivable	(3,572)	(4,321)	749	(4,070)
(Increase) decrease in inventories	(1,819)	759	(2,578)	3,972
Increase (decrease) in notes and accounts payable	815	(962)	1,778	(1,585)
Increase (decrease) of allowance for doubtful receivables	(405)	65	(470)	280
Increase (decrease) in accrued bonuses	1,641	1,791	(149)	(58)
Increase (decrease) in reserve for losses on liquidation of the business of Switching power supplies, inductors and transformers etc	(51)	–	(51)	3,144
Increase of reserve for environmental preservation expenses	–	–	–	1,206
Increase in retirement allowance	607	7	599	22
Payment of bonus to directors and corporate auditors	–	(66)	66	(66)
Others	2,134	1,065	1,069	1,787
Sub-total	8,026	10,047	(2,020)	41,553
Receipt of interest and dividends	20	47	(26)	266
Payment of interest	(629)	(1,710)	1,081	(5,086)
Payment of income taxes	(1,091)	(572)	(519)	(4,453)
Net cash provided by operating activities	6,326	7,812	(1,485)	32,279
2.Cash Flows from Investing Activities:				
Expenditure for purchase of property, plant and equipment	(5,074)	(3,870)	(1,203)	(16,382)
Proceeds from sales of property, plant and equipment	846	23	823	662
Purchase of investment in securities	(0)	(21)	21	(379)
Proceeds from sales of investment in securities	–	–	–	7
Long term loans receivables	(7)	(96)	89	(154)
Recovery of long term loans receivables	27	144	(116)	232
Others	124	(112)	237	(221)
Net cash used in investing activities	(4,082)	(3,934)	(148)	(16,233)
3.Cash Flows from Financing Activities:				
Increase (decrease) in short-term loans payable	(308)	(3,366)	3,058	7,954
Increase in the amount in commercial paper	–	–	–	3,000
Long term loans payable	1,000	–	1,000	17,000
Repayment of long term loans payable	(596)	–	(596)	(29,794)
Earnings from issuance of bonds	–	–	–	3,000
Loss on redemption of convertible bonds	–	–	–	(13,823)
Purchase of treasury stock	(1)	(5)	3	(31)
Dividends paid	(2,793)	(2,794)	0	(2,794)
Dividends paid to minority shareholders	(27)	–	(27)	–
Paid-in capital from minority shareholders	901	–	901	163
Others	–	–	–	(145)
Net cash used in financing activities	(1,826)	(6,165)	4,339	(15,471)
4.Effect of Exchange Rate Changes on Cash and Cash Equivalents	128	(422)	551	(349)
5.Net increase (decrease) in cash and cash equivalents	546	(2,710)	3,257	224
6.Cash and Cash Equivalents at Beginning of Year	14,177	13,952	224	13,952
7.Cash and Cash Equivalents at End of year	14,723	11,241	3,481	14,177

3. Segment Information

(1) By business segments

(Amount: millions of yen)

	FY2004 1st Quarter				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income					
Total sales					
(1) Sales to customers	28,606	37,883	66,489	–	66,489
(2) Sales to other segment	563	2	565	(565)	–
Total	29,169	37,885	67,055	(565)	66,489
Operating expense	24,261	38,534	62,795	(565)	62,229
Operating income	4,908	(648)	4,259	–	4,259
2. Assets, depreciation and capital expenditure					
Assets	205,070	205,309	410,379	(79,930)	330,448
Depreciation	2,727	2,748	5,476	–	5,476
Capital expenditure	1,671	3,495	5,166	–	5,166

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business ....Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business..........................Small motors, PC keyboards, Speakers, Transformers, Switching power supplies, Inductor, Hybrid ICs, Strain gauges, Load cells, etc.

(Amount: millions of yen)

	FY2003 1st Quarter				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income					
Total sales					
(1) Sales to customers	31,668	40,699	72,367	–	72,367
(2) Sales to other segment	3,846	–	3,846	(3,846)	–
Total	35,514	40,699	76,213	(3,846)	72,367
Operating expense	30,416	39,765	70,182	(3,846)	66,336
Operating income	5,098	933	6,031	–	6,031
2. Assets, depreciation and capital expenditure					
Assets	199,418	214,058	413,477	(79,908)	333,569
Depreciation	2,208	3,614	5,823	–	5,823
Capital expenditure	793	3,169	3,963	–	3,963

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business ....Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business..........................Small motors, PC keyboards, Speakers, Transformers, FDD sub assemblies, Switching power supplies, Inductor, Hybrid ICs, Strain gauges, Load cells, etc.

(Amount: millions of yen)

	FY2003(Annual)				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income					
Total sales					
(1) Sales to customers	118,117	154,084	272,202	−	272,202
(2) Sales to other segment	7,637	−	7,637	(7,637)	−
Total	125,755	154,084	279,840	(7,637)	272,202
Operating expense	107,235	153,252	260,488	(7,637)	252,850
Operating income	18,519	832	19,352	−	19,352
2. Assets, depreciation and capital expenditure					
Assets	191,793	204,489	396,283	(76,213)	320,069
Depreciation	10,377	12,448	22,826	−	22,826
Capital expenditure	4,750	11,853	16,603	−	16,603

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business ....Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business...........................Small motors, PC keyboards, Speakers, Transformers, FDD sub assemblies, Switching power supplies, Inductor, Hybrid ICs, Strain gauges, Load cells, etc.

(2) By geographical segments

(Amount: millions of yen)

	FY2004 1st Quarter						
	Japan	Asia (excluding Japan)	North and South America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	16,430	30,356	11,847	7,854	66,489	–	66,489
(2) Sales to other segment	33,328	30,486	816	319	64,950	(64,950)	–
Total	49,759	60,843	12,664	8,173	131,440	(64,950)	66,489
Operating expense	49,334	57,526	12,445	7,874	127,180	(64,950)	62,229
Operating income	424	3,316	218	299	4,259	–	4,259
2. Assets	156,172	221,389	37,128	23,303	437,993	(107,544)	330,448

(Notes) Dividing method and main countries in each territory

(a) Dividing method..........By geographical distance

(b) Main countries in each territory

Asia (excluding Japan)..............Thailand, Singapore, China, Taiwan, Korea, etc.

North and South America..........United States, Mexico

Europe..United Kingdom, Germany, France, Italy

(Amount: millions of yen)

	FY2003 1st Quarter						
	Japan	Asia (excluding Japan)	North and South America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	19,431	27,861	15,806	9,266	72,367	–	72,367
(2) Sales to other segment	27,712	26,707	629	1,993	57,042	(57,042)	–
Total	47,144	54,569	16,436	11,260	129,410	(57,042)	72,367
Operating expense	46,488	49,779	16,202	10,907	123,378	(57,042)	66,336
Operating income	656	4,789	233	352	6,031	–	6,031
2. Assets	183,170	205,601	31,695	25,818	446,286	(112,717)	333,569

(Notes) Dividing method and main countries in each territory

(a) Dividing method..........By geographical distance

(b) Main countries in each territory

Asia (excluding Japan)..............Thailand, Singapore, China, Taiwan, Korea, etc.

North and South America..........United States, Mexico

Europe..United Kingdom, Germany, France, Italy

(Amount: millions of yen)

	FY2003 (Annual)						
	Japan	Asia (excluding Japan)	North and South America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	72,754	107,789	58,997	32,660	272,202	–	272,202
(2) Sales to other segment	110,133	101,268	2,613	3,306	217,321	(217,321)	–
Total	182,888	209,057	61,610	35,966	489,523	(217,321)	272,202
Operating expense	179,755	196,639	59,752	34,024	470,171	(217,321)	252,850
Operating income	3,133	12,418	1,858	1,942	19,352	–	19,352
2. Assets	175,916	185,397	37,064	20,528	418,907	(98,837)	320,069

(Notes) Dividing method and main countries in each territory

(a) Dividing method..........By geographical distance

(b) Main countries in each territory

Asia (excluding Japan)..............Thailand, Singapore, China, Taiwan, Korea, etc.

North and South America.........United States, Mexico

Europe.......................................United Kingdom, Germany, France, Italy

(3) Overseas Sales

(Amount: millions of yen)

	FY2004 1st Quarter			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	30,401	11,365	8,291	50,058
2. Total sales				66,489
3. Overseas sales on total sales	45.7%	17.1%	12.5%	75.3%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method..........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)...............Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe..United Kingdom, Germany, France, Italy, Netherlands, etc.

(Amount: millions of yen)

	FY2003 1st Quarter			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	27,679	15,292	9,716	52,689
2. Total sales				72,367
3. Overseas sales on total sales	38.2%	21.1%	13.4%	72.8%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method..........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)...............Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe..United Kingdom, Germany, France, Italy, Netherlands, etc.

(Amount: millions of yen)

	FY2003 (Annual)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	106,941	57,102	34,322	198,367
2. Total sales				272,202
3. Overseas sales on total sales	39.3%	21.0%	12.6%	72.9%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method..........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)...............Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe..United Kingdom, Germany, France, Italy, Netherlands, etc.

4. Marketable securities

(1) Other marketable securities (Amount: millions of yen)

Classification	FY2004 (1st Quarter)			FY2003 (1st Quarter)			FY2003 (Annual)		
	Book Value	Market price	Gain or (Loss)	Book value	Market price	Gain or (Loss)	Book value	Market price	Gain or (Loss)
Other Marketable Securities with Market Value Stock	2,723	3,257	534	7,282	4,603	(2,679)	2,723	2,660	(62)
Total	2,723	3,257	534	7,282	4,603	(2,679)	2,723	2,660	(62)

(Note) In other marketable securities, we processed losses in value of share prices and posted losses on revaluation of marketable and investment securities in the amount of 4,914 million yen in the previous year.

(2) Main securities without market value (Amount: millions of yen)

Classification	FY2004 (1st Quarter)	FY2003 (1st Quarter)	FY2003 (Annual)
Other marketable securities	1,104	1,345	1,104
Total	1,104	1,345	1,104

(Note) Non-listed stock (except for stock at over the counter)

5. Amounts of production, orders received, sales

(1) Production

(Amount: millions of yen)

Business segments	FY2004 (1st Quarter)	FY2003 (1st Quarter)	FY2003 (Annual)
Machined components business	30,574	29,858	119,290
Electronic devices and components business	39,611	40,563	152,678
Total	70,185	70,421	271,968

(Note) Amounts are provided on the basis of their sales price and do not include consumption taxes.

(2) Orders received

(Amount: millions of yen)

Business segments	FY2004 (1st Quarter)		FY2003 (1st Quarter)		FY2003 (Annual)	
	Orders received	Order backlog	Orders received	Order backlog	Orders received	Order backlog
Machined components business	29,685	34,304	32,112	34,732	117,055	33,225
Electronic devices and components business	43,735	27,921	40,036	22,820	152,670	22,069
Total	73,420	62,225	72,148	57,552	269,725	55,294

(Note) Amounts are provided on the basis of their sales price and do not include consumption taxes.

(3) Sales

(Amount: millions of yen)

Business segments	FY2004 (1st Quarter)	FY2003 (1st Quarter)	FY2003 (Annual)
Machined components business	28,606	31,668	118,117
Electronic devices and components business	37,883	40,699	154,084
Total	66,489	72,367	272,202

(Note) Amounts are provided on the basis of their sales price and do not include consumption taxes.

August 6, 2003
Minebea Co., Ltd.

Supplementary Financial Data
for the First Quarter of Fiscal Year ending March 31, 2004

1. Consolidated Results of Operations

(Millions of yen)	Fiscal year ended Mar. 03					FY ending Mar. 04	%Change	
	1Q	2Q	3Q	4Q	Full year	1Q	Q/Q	Y/Y
Net sales	72,367	64,882	68,723	66,230	272,202	66,489	+0.4%	-8.1%
Operating income	6,031	4,145	5,519	3,657	19,352	4,259	+16.5%	-29.4%
Ordinary income	4,524	3,143	4,036	1,717	13,420	3,285	+91.3%	-27.4%
Income before income taxes	4,203	2,614	3,735	-10,057	495	2,177	—	-48.2%
Net income	1,903	640	1,889	-6,866	-2,434	421	—	-77.9%

Q/Q change is comparison against January to March 2003 quarter.
Y/Y change is comparison against April to June 2002 quarter.

2. Consolidated Sales and Operating Income by Division

(Millions of yen)	Fiscal year ended Mar. 03					FY ending Mar. 04	%Change	
	1Q	2Q	3Q	4Q	Full year	1Q	Q/Q	Y/Y
Machined components	31,668	28,641	28,723	29,085	118,117	28,606	-1.6%	-9.7%
Bearing related products	26,420	23,638	23,845	24,035	97,938	23,959	-0.3%	-9.3%
Other machined components	5,249	5,002	4,879	5,050	20,180	4,646	-8.0%	-11.5%
Electronic devices and components	40,699	36,241	40,000	37,144	154,084	37,883	+2.0%	-6.9%
Rotary components	20,793	18,140	20,521	19,734	79,188	21,458	+8.7%	+3.2%
Other electronic devices	19,908	18,097	19,480	17,412	74,897	16,424	-5.7%	-17.5%
Total sales	72,367	64,882	68,723	66,230	272,202	66,489	+0.4%	-8.1%
Machined components	5,098	4,065	4,771	4,585	18,519	4,908	+7.0%	-3.7%
Electronic devices and components	933	80	748	-929	832	-648	—	—
Total operating income	6,031	4,145	5,519	3,657	19,352	4,259	+16.5%	-29.4%

3. Prospect for the Interim and Full Year of Fiscal Year ending March 31, 2004

Interim and full year forecasts announced on May 16, 2003 remain unchanged.

(Millions of yen)	Fiscal year ending Mar. 04			%Change Y/Y
	1st Half	2nd Half	Full year	
Net sales	136,000	144,000	280,000	+2.9%
Operating income	8,800	12,200	21,000	+8.5%
Ordinary income	6,300	10,700	17,000	+26.7%
Income before income taxes	5,600	10,400	16,000	+3,132.3%
Net income	2,500	6,000	8,500	—

4. Capital Expenditure, Depreciation, Research and Development Costs

Full year forecasts announced on May 16, 2003 remain unchanged.

(Millions of yen)	Fiscal year ended Mar. 03					FY ending Mar. 04	Prospect for the FY ending Mar. 04
	1Q	2Q	3Q	4Q	Full year	1Q	
Capital expenditure	3,870	4,149	4,020	4,343	16,382	5,074	27,500
Depreciation (Including Intangible Fixed Assets)	5,823	5,627	5,720	5,656	22,826	5,476	24,500
Research and development costs	2,325	2,457	2,493	2,466	9,741	2,468	10,000

5. Exchange Rates

Assumptions for the full year are as announced on May 16, 2003.

	(Yen)	Fiscal year ended Mar. 03					FY ending Mar. 04	Assumption for the FY ending Mar. 04
		1Q	2Q	3Q	4Q	Full year	1Q	
US$	PL	128.35	119.18	122.73	118.90	122.29	119.38	122.50
	BS	119.50	122.60	119.90	120.20	120.20	119.80	122.50
S'PORE$	PL	70.81	67.72	69.32	68.48	69.08	67.99	69.50
	BS	67.71	68.98	69.16	68.01	68.01	68.12	69.50
THAI BAHT	PL	2.98	2.84	2.83	2.77	2.86	2.81	2.80
	BS	2.87	2.83	2.77	2.80	2.80	2.84	2.80
RMB	PL	15.50	14.40	14.84	14.36	14.77	14.41	14.80
	BS	14.43	14.81	14.49	14.48	14.48	14.46	14.80